UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Sale of ICL’s Holdings in IDE Technologies Ltd.

Item 1

June 7, 2017

Sale of ICL’s Holdings in IDE Technologies Ltd.

The Company hereby reports that an agreement was signed today for the sale of ICL’s share (50%) in IDE, as detailed below. This is pursuant to Item 5.B. ‘Liquidity and Capital Sources – Significant Investments and Divestments’ of the Company’s annual statement (20F) for 2016, and to Note 6 of the financial reports for the first quarter of 2017, with respect to the examination of the possibility to divest ICL’s share in IDE Technologies Ltd. (“IDE”), a company held in equal parts by ICL and Delek Infrastructures Ltd.

According to the agreement, ICL shall sell all of its shares in IDE to a limited partnership, wherein the general partner is a company controlled by Mr. Avshalom Felber, IDE's CEO, and limited partners therein are institutional bodies from the Clal insurance company Ltd and the Israeli teachers' union educational funds' group. Total consideration is $177.7 million, to be paid in cash upon closing of the transaction, after deduction of transaction costs and subject to price adjustments which may apply due to certain material events, in case such events occur prior to the closing date of the transaction.

The closing of the transaction is expected to take place during 2017, subject to the fulfillment of several conditions precedent specified in the agreement, including receipt of approvals by the competent authorities.

There is no assurance that the closing will occur and/or that it will occur according to the dates and terms set forth above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: June 7, 2017